                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                         UNDER THE EXCHANGE ACT OF 1934

                               (Amendment No. 7)
                                              -

                              BANK PLUS CORPORATION
                              ---------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          -----------------------------
                         (Title and Class of Securities)

                                    064446107
                                  ------------
                                 (CUSIP Number)

                         Richard J. Perry, Jr., Esquire
                            Perry & Associates, P.C.
                           1826 Jefferson Place, N.W.
                             Washington, D. C. 20036
                                 (202) 775-8109
                                 --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                February 25, 1999
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Page 1 of 47                                      Exhibit Index at page 25


-----------------------------------------------------------------------------------------------------------------------------
CUSIP NUMBER 064446107                                                                      PAGE    2     OF    47     PAGES
                                                                                                 --------    ---------
-----------------------------------------------------------------------------------------------------------------------------
      1.       NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

               Financial Institution Partners, L.P. /  52-1899611
-----------------------------------------------------------------------------------------------------------------------------
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)

               (b)
-----------------------------------------------------------------------------------------------------------------------------
      3.       SOURCE OF FUNDS

               WC   OO
-----------------------------------------------------------------------------------------------------------------------------
      4.       IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e)

               NO
-----------------------------------------------------------------------------------------------------------------------------
      5.       CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Delaware
-----------------------------------------------------------------------------------------------------------------------------
NUMBER OF                     SOLE VOTING POWER
SHARES             6.
OWNED BY
EACH
REPORTING      --------------------------------------------------------------------------------------------------------------
PERSON WITH                   SHARED VOTING POWER
                   7.
                              881,146 SHARES
               --------------------------------------------------------------------------------------------------------------
                              SOLE DISPOSITIVE POWER
                   8.

               --------------------------------------------------------------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                   9.
                              881,146 SHARES
-----------------------------------------------------------------------------------------------------------------------------
      10.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               881,146 SHARES
-----------------------------------------------------------------------------------------------------------------------------
      11.      DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

               NO
-----------------------------------------------------------------------------------------------------------------------------
      12.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

               4.54%
-----------------------------------------------------------------------------------------------------------------------------
      13.      TYPE OF REPORTING PERSON

               PN
-----------------------------------------------------------------------------------------------------------------------------



Page 2 of 47 Pages


-----------------------------------------------------------------------------------------------------------------------------
CUSIP NUMBER 064446107                                                                      PAGE    3     OF    47     PAGES
                                                                                                 --------    ---------
-----------------------------------------------------------------------------------------------------------------------------
      1.       NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

               Hovde Capital, Inc. /  52-1891904
 -----------------------------------------------------------------------------------------------------------------------------
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)

               (b)
-----------------------------------------------------------------------------------------------------------------------------
      3.       SOURCE OF FUNDS

               AF
-----------------------------------------------------------------------------------------------------------------------------
      4.       IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e)

               NO
-----------------------------------------------------------------------------------------------------------------------------
      5.       CITIZENSHIP OR PLACE OF ORIGIN

               Incorporated: State of Delaware

-----------------------------------------------------------------------------------------------------------------------------
NUMBER OF                    SOLE VOTING POWER
SHARES             6.
OWNED BY
EACH           --------------------------------------------------------------------------------------------------------------
REPORTING                     SHARED VOTING POWER
PERSON WITH        7.
                              881,146 SHARES
               --------------------------------------------------------------------------------------------------------------
                              SOLE DISPOSITIVE POWER
                   8.

               --------------------------------------------------------------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                   9.
                              881,146 SHARES
-----------------------------------------------------------------------------------------------------------------------------
      10.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               881,146 SHARES
-----------------------------------------------------------------------------------------------------------------------------
      11.      DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

               NO
-----------------------------------------------------------------------------------------------------------------------------
      12.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

               4.54%
-----------------------------------------------------------------------------------------------------------------------------
      13.      TYPE OF REPORTING PERSON

               CO
-----------------------------------------------------------------------------------------------------------------------------




Page 3 of 47 Pages

-----------------------------------------------------------------------------------------------------------------------------
CUSIP NUMBER 064446107                                                                      PAGE    4     OF    47    PAGES
                                                                                                 --------    --------
-----------------------------------------------------------------------------------------------------------------------------
      1.       NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

               Financial Institution Partners II, L.P. / 36-4131559
-----------------------------------------------------------------------------------------------------------------------------
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)

               (b)
-----------------------------------------------------------------------------------------------------------------------------
      3.       SOURCE OF FUNDS

               WC   OO
-----------------------------------------------------------------------------------------------------------------------------
      4.       IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e)

               NO
-----------------------------------------------------------------------------------------------------------------------------
      5.       CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Delaware
-----------------------------------------------------------------------------------------------------------------------------
NUMBER OF                     SOLE VOTING POWER
SHARES             6.
OWNED BY
EACH           --------------------------------------------------------------------------------------------------------------
REPORTING                     SHARED VOTING POWER
PERSON WITH        7.
                              432,800 SHARES
               --------------------------------------------------------------------------------------------------------------
                              SOLE DISPOSITIVE POWER
                   8.

               --------------------------------------------------------------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                   9.
                              432,800 SHARES
-----------------------------------------------------------------------------------------------------------------------------
      10.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               432,800 SHARES
-----------------------------------------------------------------------------------------------------------------------------
      11.      DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

               NO
-----------------------------------------------------------------------------------------------------------------------------
      12.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

               2.23%
-----------------------------------------------------------------------------------------------------------------------------
      13.      TYPE OF REPORTING PERSON

               PN
-----------------------------------------------------------------------------------------------------------------------------





Page 4 of 47 Pages


-----------------------------------------------------------------------------------------------------------------------------
CUSIP NUMBER 064446107                                                                      PAGE    5     OF    47     PAGES
                                                                                                 --------    ---------
-----------------------------------------------------------------------------------------------------------------------------
      1.       NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

               Hovde Capital, L.L.C. / 91-1825712
-----------------------------------------------------------------------------------------------------------------------------
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)

               (b)
-----------------------------------------------------------------------------------------------------------------------------
      3.       SOURCE OF FUNDS

               AF
-----------------------------------------------------------------------------------------------------------------------------
      4.       IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e)

               NO
-----------------------------------------------------------------------------------------------------------------------------
      5.       CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Nevada
-----------------------------------------------------------------------------------------------------------------------------
NUMBER OF                   SOLE VOTING POWER
SHARES             6.
OWNED BY
EACH           --------------------------------------------------------------------------------------------------------------
REPORTING                   SHARED VOTING POWER
PERSON WITH        7.
                            432,800 SHARES
               --------------------------------------------------------------------------------------------------------------
                            SOLE DISPOSITIVE POWER
                   8.

               --------------------------------------------------------------------------------------------------------------
                            SHARED DISPOSITIVE POWER
                   9.
                            432,800 SHARES
-----------------------------------------------------------------------------------------------------------------------------
      10.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               432,800 SHARES
-----------------------------------------------------------------------------------------------------------------------------
      11.      DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

               NO
-----------------------------------------------------------------------------------------------------------------------------
      12.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

               2.23%
-----------------------------------------------------------------------------------------------------------------------------
      13.      TYPE OF REPORTING PERSON

               CO
-----------------------------------------------------------------------------------------------------------------------------





Page 5 of 47 Pages


-----------------------------------------------------------------------------------------------------------------------------
CUSIP NUMBER 064446107                                                                      PAGE    6     OF    47     PAGES
                                                                                                 --------    ---------
-----------------------------------------------------------------------------------------------------------------------------
      1.       NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

               Hancock Park Acquisition, L.P. /  36-4081806
-----------------------------------------------------------------------------------------------------------------------------
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)

               (b)
-----------------------------------------------------------------------------------------------------------------------------
      3.       SOURCE OF FUNDS

               WC   OO
-----------------------------------------------------------------------------------------------------------------------------
      4.       IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e)

               NO
-----------------------------------------------------------------------------------------------------------------------------
      5.       CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Delaware
-----------------------------------------------------------------------------------------------------------------------------
NUMBER OF                   SOLE VOTING POWER
SHARES             6.
OWNED BY
EACH           --------------------------------------------------------------------------------------------------------------
REPORTING                   SHARED VOTING POWER
PERSON WITH        7.
                            651,260 SHARES
               --------------------------------------------------------------------------------------------------------------
                            SOLE DISPOSITIVE POWER
                   8.

               --------------------------------------------------------------------------------------------------------------
                            SHARED DISPOSITIVE POWER
                   9.
                            651,260 SHARES
-----------------------------------------------------------------------------------------------------------------------------
      10.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               651,260 SHARES
-----------------------------------------------------------------------------------------------------------------------------
      11.      DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

               NO
-----------------------------------------------------------------------------------------------------------------------------
      12.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

               3.35%
-----------------------------------------------------------------------------------------------------------------------------
      13.      TYPE OF REPORTING PERSON

               PN
-----------------------------------------------------------------------------------------------------------------------------





Page 6 of 47 Pages

-----------------------------------------------------------------------------------------------------------------------------
CUSIP NUMBER 064446107                                                                      PAGE    7     OF    47     PAGES
                                                                                                 --------    ---------
-----------------------------------------------------------------------------------------------------------------------------
      1.       NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

               Hancock Park Acquisition, L.L.C. /  36-4068512
-----------------------------------------------------------------------------------------------------------------------------
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)

               (b)
-----------------------------------------------------------------------------------------------------------------------------
      3.       SOURCE OF FUNDS

               AF
-----------------------------------------------------------------------------------------------------------------------------
      4.       IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e)

               NO
-----------------------------------------------------------------------------------------------------------------------------
      5.       CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Illinois
-----------------------------------------------------------------------------------------------------------------------------
NUMBER OF                   SOLE VOTING POWER
SHARES             6.
OWNED BY
EACH           --------------------------------------------------------------------------------------------------------------
REPORTING                   SHARED VOTING POWER
PERSON WITH        7.
                            651,260 SHARES
               --------------------------------------------------------------------------------------------------------------
                            SOLE DISPOSITIVE POWER
                   8.

               --------------------------------------------------------------------------------------------------------------
                            SHARED DISPOSITIVE POWER
                   9.
                            651,260 SHARES
-----------------------------------------------------------------------------------------------------------------------------
      10.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               651,260 SHARES
-----------------------------------------------------------------------------------------------------------------------------
      11.      DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

               NO
-----------------------------------------------------------------------------------------------------------------------------
      12.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

               3.35%
-----------------------------------------------------------------------------------------------------------------------------
      13.      TYPE OF REPORTING PERSON

               CO
-----------------------------------------------------------------------------------------------------------------------------





Page 7 of 47 Pages

-----------------------------------------------------------------------------------------------------------------------------
CUSIP NUMBER 064446107                                                                      PAGE    8     OF    47     PAGES
                                                                                                 --------    ---------
-----------------------------------------------------------------------------------------------------------------------------
      1.       NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

               Western Acquisition Partners, L.P. /  36-4081807
-----------------------------------------------------------------------------------------------------------------------------
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)

               (b)
-----------------------------------------------------------------------------------------------------------------------------
      3.       SOURCE OF FUNDS

               WC   OO
-----------------------------------------------------------------------------------------------------------------------------
      4.       IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e)

               NO
-----------------------------------------------------------------------------------------------------------------------------
      5.       CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Delaware
-----------------------------------------------------------------------------------------------------------------------------
NUMBER OF                   SOLE VOTING POWER
SHARES             6.
OWNED BY
EACH           --------------------------------------------------------------------------------------------------------------
REPORTING                   SHARED VOTING POWER
PERSON WITH        7.
                            140,000 SHARES
               --------------------------------------------------------------------------------------------------------------
                            SOLE DISPOSITIVE POWER
                   8.

               --------------------------------------------------------------------------------------------------------------
                            SHARED DISPOSITIVE POWER
                   9.
                            140,000 SHARES
-----------------------------------------------------------------------------------------------------------------------------
      10.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               140,000 SHARES
-----------------------------------------------------------------------------------------------------------------------------
      11.      DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

               NO
-----------------------------------------------------------------------------------------------------------------------------
      12.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

               0.72%
-----------------------------------------------------------------------------------------------------------------------------
      13.      TYPE OF REPORTING PERSON

               PN
-----------------------------------------------------------------------------------------------------------------------------





Page 8 of 47 Pages

-----------------------------------------------------------------------------------------------------------------------------
CUSIP NUMBER 064446107                                                                      PAGE    9     OF    47     PAGES
                                                                                                 --------    ---------
-----------------------------------------------------------------------------------------------------------------------------
      1.       NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

               Western Acquisitions, L.L.C. /  36-4068258
-----------------------------------------------------------------------------------------------------------------------------
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)

               (b)
-----------------------------------------------------------------------------------------------------------------------------
      3.       SOURCE OF FUNDS

               AF
-----------------------------------------------------------------------------------------------------------------------------
      4.       IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e)

               NO
-----------------------------------------------------------------------------------------------------------------------------
      5.       CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Illinois
-----------------------------------------------------------------------------------------------------------------------------
NUMBER OF                     SOLE VOTING POWER
SHARES             6.
OWNED BY
EACH           --------------------------------------------------------------------------------------------------------------
REPORTING                     SHARED VOTING POWER
PERSON WITH        7.
                              140,000 SHARES
               --------------------------------------------------------------------------------------------------------------
                              SOLE DISPOSITIVE POWER
                   8.

               --------------------------------------------------------------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                   9.
                              140,000 SHARES
-----------------------------------------------------------------------------------------------------------------------------
      10.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               140,000 SHARES
-----------------------------------------------------------------------------------------------------------------------------
      11.      DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

               NO
-----------------------------------------------------------------------------------------------------------------------------
      12.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

               0.72%
-----------------------------------------------------------------------------------------------------------------------------
      13.      TYPE OF REPORTING PERSON

               CO
-----------------------------------------------------------------------------------------------------------------------------





Page 9 of 47 Pages

-----------------------------------------------------------------------------------------------------------------------------
CUSIP NUMBER 064446107                                                                      PAGE    10    OF    47     PAGES
                                                                                                 --------    ---------
-----------------------------------------------------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

               Pacific Financial Investors, Ltd. /  91-1885722
-----------------------------------------------------------------------------------------------------------------------------
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)

               (b)
-----------------------------------------------------------------------------------------------------------------------------
      3.       SOURCE OF FUNDS

               WC OO
-----------------------------------------------------------------------------------------------------------------------------
      4.       IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e)

               NO
-----------------------------------------------------------------------------------------------------------------------------
      5.       CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Nevada
-----------------------------------------------------------------------------------------------------------------------------
NUMBER OF                     SOLE VOTING POWER
SHARES             6.
OWNED BY
EACH           --------------------------------------------------------------------------------------------------------------
REPORTING                     SHARED VOTING POWER
PERSON WITH        7.
                              608,867 SHARES
               --------------------------------------------------------------------------------------------------------------
                              SOLE DISPOSITIVE POWER
                   8.

               --------------------------------------------------------------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                   9.
                              608,867 SHARES
-----------------------------------------------------------------------------------------------------------------------------
      10.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               608,867 SHARES
-----------------------------------------------------------------------------------------------------------------------------
      11.      DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

               NO
-----------------------------------------------------------------------------------------------------------------------------
      12.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

               3.14%
-----------------------------------------------------------------------------------------------------------------------------
      13.      TYPE OF REPORTING PERSON

               CO
-----------------------------------------------------------------------------------------------------------------------------





Page 10 of 47 Pages

ITEM 1.  SECURITY AND COMPANY

       The class of security to which this statement relates is the common stock, par value $.01 per share (the "Shares"), of Bank Plus Corporation (the "Company"). The address of the principal executive offices of the Company is 4565 Colorado Boulevard, Los Angeles, CA 90039.

ITEM 2.  IDENTITY AND BACKGROUND

       The persons filing this statement are Financial Institution Partners, L.P., Financial Institution Partners II, L.P., Hancock Park Acquisition, L.P., Western Acquisition Partners, L.P. (the "Limited Partnerships"), Hovde Capital, Inc., Hovde Capital, L.L.C., Hancock Park Acquisition, L.L.C., Western Acquisitions, L.L.C. (the "General Partners"), and Pacific Financial Investors, Ltd., who are collectively referred to herein as the "Reporting Persons." The Limited Partnerships are Delaware limited partnerships formed for the purpose of investing in, among other things, the equity securities of various financial institutions. Hovde Capital, Inc., a Delaware corporation, is the general partner of Financial Institution Partners, L.P. Hovde Capital, L.L.C., a Nevada limited liability company, is the general partner of Financial Institution Partners II, L.P. Hancock Park Acquisition, L.L.C., an Illinois limited liability company, is the general partner of Hancock Park Acquisition, L.P. Western Acquisitions, L.L.C., an Illinois limited liability company, is the general partner of Western Acquisition Partners, L.P. Pacific Financial Investors, Ltd. is a Nevada limited liability company formed for the purpose of investing in the equity shares of various financial institutions and to engage in all other lawful purposes.

       Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and office for the Limited Partnerships and the General Partners, as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the General Partners who are Reporting Persons. The General Partners control the Limited Partnerships.

       None of the Reporting Persons or executive officers, directors or controlling persons of the General Partners have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

       The Reporting Persons do not believe that they constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Nevertheless, the Reporting Persons are making this filing because of the possibility that they may be deemed a group, although each of the Reporting Persons disclaims any membership in, and the existence of, such a group. Neither the making of this filing nor any statement contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists.


Page 11 of 47 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in Schedule 2 attached hereto and incorporated herein by reference.

ITEM 4.  PURPOSE OF THE TRANSACTION.

            On February 25, 1999, the Reporting Persons delivered advance notice to the Secretary of the Company in accordance with Section 1.11 of the Company's Amended and Restated By-Laws (the "By-Laws") with respect to (i) the nomination by the Reporting Persons of Eric D. Hovde for election to the Company's Board of Directors at the Company's upcoming 1999 Annual Meeting of Stockholders (the "1999 Annual Meeting") and (ii) the intent of the Reporting Persons to propose for stockholder approval at the 1999 Annual Meeting, subject to receipt prior to the 1999 Annual Meeting of approval of the application discussed below, of the two By-Law amendments (collectively, the "Proposals") described below. On February 22, 1999, one of the Reporting Persons, Pacific Financial Investors, Ltd. ("PFI Ltd."), on behalf of itself and the limited partnership of which it is the general partner, Pacific Financial Investors, L.P., a Delaware limited partnership ("PFI LP") (PFI Ltd. and PFI LP collectively hereinafter referred to as the "Applicants"), filed an application with the Office of Thrift Supervision (the "OTS") under the Savings and Loan Holding Company Act (the "Act") seeking the approval of the OTS to permit the Applicants to acquire up to 25% of the Shares of the Company. Approval of the application would allow the Applicants to take certain action, including but not limited to seeking stockholder approval of the Proposals at the 1999 Annual Meeting.

            The Proposals consist of (i) an amendment to Section 1.2 of the Company's By-Laws to provide that special meetings of stockholders shall be called by the Secretary of the Company at the request of holders of 10% or more of the outstanding voting stock of the Company and that such meeting shall be held not less than 60 nor more than 75 days following receipt of such stockholder request and that Section 1.2 as so amended may not be modified, amended or repealed by the Board of Directors except by a unanimous vote of the members of the Board of Directors and (ii) an amendment to Section 1.11 of the By-Laws to provide that any stockholder or stockholders seeking to call a special meeting of stockholders for the purpose of nominating persons for election to the Board of Directors and/or proposing the transaction of any business need not comply with any advance notice provisions contained in the By-Laws, including Section 1.11 and that Section 1.11 as so amended may not be modified, amended or repealed by the Board of Directors except by a unanimous vote of the members of the Board of Directors.

            The Reporting Persons expect to evaluate on an ongoing basis their investment in the Company, and may independently from time to time acquire additional Shares, dispose of Shares or formulate other purposes, plans or proposals regarding the Company or the Shares held by the Reporting Persons in addition to those discussed above. Any such acquisitions or dispositions may be made, subject to applicable law, in open market or privately negotiated transactions or otherwise.

            Except as described above, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule I hereto have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY

            (a), (b) Schedule 3 hereto, which is incorporated by reference herein, sets forth, as of February 26, 1999, information relating to the aggregate number of Shares of the Company and



Page 12 of 47 Pages
the percentage of the outstanding Shares of the Company as of such date (based upon information provided by the Company, there are 19,419,778 Shares outstanding as of that date) as to each of the Reporting Persons. With respect to the Shares set forth on Schedule 3, by virtue of their control over each respective Limited Partnership, all decisions regarding voting and disposition of the Shares beneficially owned by each Limited Partnership are made by its respective General Partner acting through its chief executive officer or president. As such, the Limited Partnerships and the General Partners share voting and investment power with respect to those Shares. None of the General Partners, their executive officers, directors or controlling persons beneficially owns any Shares personally or otherwise, except for the Shares owned by the Partnerships.

       (c) Schedule 4 hereto, which is incorporated by reference herein, describes, as of February 26, 1999, transactions in the Shares effected during the past sixty (60) days by the Reporting Persons.

       (d) None.

       (e) Not applicable.

       Each of the Reporting Persons disclaims beneficial ownership of Shares beneficially owned by any of the other Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

       None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS


Exhibit A -        Consent Agreement pursuant to 17 C.F.R. Section 13d-1(f)(1)

Exhibit B -        [OMITTED - - FILED PURSUANT TO REQUEST FOR CONFIDENTIAL TREATMENT]
                   (Incorporated by reference to Amendment No. 3, filed with the
                   Securities and Exchange Commission (the "Commission") on December 4, 1998)]

Exhibit C -        Customer Agreement between NationsBanc Montgomery Securities and Financial
                   Institution Partners II, L.P. (Incorporated by reference to Amendment No. 3, filed  with the Commission on December 4, 1998)

Exhibit D -        Prime Broker Agreement between NationsBanc Montgomery Securities and
                   Financial Institution Partners II, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4, 1998)

Exhibit E -        Partnership Agreement between NationsBanc Montgomery Securities and Financial
                   Institution Partners II, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4, 1998)


Page 13 of 47 Pages


Exhibit F -        Customer Agreement between NationsBanc Montgomery Securities and
                   Financial Institution Partners, L.P. (Incorporated by
                   reference to Amendment No. 3, filed with the Commission
                   on December 4, 1998)

Exhibit G -        Prime Broker Agreement between NationsBanc Montgomery Securities and Financial Institution Partners, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4, 1998)

Exhibit H -        Partnership Agreement between NationsBanc Montgomery Securities and
                   Financial Institution Partners, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4, 1998)

Exhibit I -        Customer Agreement between NationsBanc Montgomery Securities and
                   Hancock Park Acquisition, L.P. (Incorporated by reference
                   to Amendment No. 3, filed with the Commission on December 4, 1998)

Exhibit J -        Prime Broker Agreement between NationsBanc Montgomery Securities and
                   Hancock Park Acquisition, L.P. (Incorporated by reference to
                   Amendment No. 3, filed with the Commission on December 4, 1998)

Exhibit K -        Partnership Agreement between NationsBanc Montgomery Securities and
                   Hancock Park Acquisition, L.P. (Incorporated by reference to
                   Amendment No. 3, filed with the Commission on December 4, 1998)

Exhibit L -        Customer Agreement between NationsBanc Montgomery Securities and
                   Western Acquisition Partners, L.P. (Incorporated by reference to
                   Amendment No. 3, filed with the Commission on December 4, 1998)

Exhibit M -        Prime Broker Agreement between NationsBanc Montgomery Securities and Western Acquisition Partners, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4, 1998)

Exhibit N -        Partnership Agreement between NationsBanc Montgomery Securities and
                   Western Acquisition Partners, L.P. (Incorporated by reference to Amendment No. 3, filed with the Commission on December 4, 1998)

Exhibit O -        Customer Agreement between NationsBanc Montgomery Securities and
                   Pacific Financial Investors, Ltd.(Incorporated by reference to
                   Amendment No. 5, filed with the Commission on January 25, 1999)

Exhibit P -        Prime Broker Agreement between NationsBanc Montgomery Securities and
                   Pacific Financial Investors, Ltd. (Incorporated by reference to
                   Amendment No. 5, filed with the Commission on January 25, 1999)

Exhibit Q -        Limited Liability Company Agreement between NationsBanc Montgomery
                   Securities and Pacific Financial Investors, Ltd. (Incorporated by
                   reference to Amendment No. 5, filed with the Commission on
                   January 25, 1999)

Exhibit R -        Record Holder Advance Notice Pursuant to Section 1.11 of the
                   Company's By-Laws

Exhibit S -        Beneficial Holders Advance Notice Pursuant to Section 1.11
                   of the Company's By-Laws.


Page 14 of 47 Pages

                                   SIGNATURES

       After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.

                                  FINANCIAL INSTITUTION PARTNERS, L.P., by its General Partner, HOVDE CAPITAL, INC.

                                  By:      /s/  Eric D. Hovde
                                      -------------------------------------
                                          Eric D. Hovde
                                  Its:    President

                                  HOVDE CAPITAL, INC.

                                  By:      /s/  Eric D. Hovde
                                      -------------------------------------
                                          Eric D. Hovde
                                  Its:    President

                                  FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.

                                  By:      /s/  Eric D. Hovde
                                      -------------------------------------
                                          Eric D. Hovde
                                  Its:    Managing Member

                                  HOVDE CAPITAL, L.L.C.

                                  By:      /s/  Eric D. Hovde
                                      -------------------------------------
                                          Eric D. Hovde
                                  Its:    Managing Member

                                  HANCOCK PARK ACQUISITION, L.P., by its
                                  General Partner, HANCOCK PARK ACQUISITION,
                                  L.L.C..

                                  By:      /s/  Eric D. Hovde
                                      -------------------------------------
                                          Eric D. Hovde
                                  Its:    Member

Page 15 of 47 Pages

                                  HANCOCK PARK ACQUISITION, L.L.C.

                                  By:      /s/  Eric D. Hovde
                                      -------------------------------------
                                          Eric D. Hovde
                                  Its:    Member

                                  WESTERN ACQUISITION PARTNERS, L.P., by
                                  its General Partner, WESTERN ACQUISITIONS,
                                  L.L.C.

                                  By:      /s/  Eric D. Hovde
                                      -------------------------------------
                                          Eric D. Hovde
                                  Its:    Managing Member

                                  WESTERN ACQUISITIONS, L.L.C.

                                  By:      /s/  Eric D. Hovde
                                      -------------------------------------
                                          Eric D. Hovde
                                  Its:    Managing Member

                                  PACIFIC FINANCIAL INVESTORS, LTD.

                                  By:      /s/  Eric D. Hovde
                                      -------------------------------------
                                          Eric D. Hovde
                                  Its:    Managing Member

Dated:         2/26/99
               -------



Page 16 of 47 Pages

                                   SCHEDULE 1

                    INFORMATION RELATING TO REPORTING PERSONS
                    -----------------------------------------

                                                PRINCIPAL BUSINESS AND
                                                ADDRESS OF PRINCIPAL BUSINESS
            NAME                                OR PRINCIPAL OFFICE
            ----                                -----------------------------

Financial Institution Partners, L.P.            Limited partnership formed to make
                                                investments primarily in equity securities
                                                of financial institutions.
                                                1629 Colonial Parkway
                                                Inverness, Illinois 60067
                                                Organized: State of Delaware

Hovde Capital, Inc.                             Corporation formed to serve as the
                                                general partner of Financial Institution
                                                Partners, L.P.
                                                1629 Colonial Parkway
                                                Inverness, Illinois 60067
                                                Incorporated: State of Delaware

Financial Institution Partners II, L.P.         Limited partnership formed to make investments
                                                primarily in equity securities of financial
                                                institutions and financial services companies.
                                                1629 Colonial Parkway
                                                Inverness, Illinois 60067
                                                Organized: State of Delaware

Hovde Capital, L.L.C.                           Limited liability company formed to serve as
                                                the general partner of Financial Institution
                                                Partners II, L.P.
                                                1629 Colonial Parkway
                                                Inverness, Illinois 60067
                                                Organized: State of Nevada

Hancock Park Acquisition, L.P.                  Limited partnership formed to make
                                                investments primarily in equity securities of
                                                financial institutions.
                                                1629 Colonial Parkway
                                                Inverness, Illinois 60067
                                                Organized: State of Delaware




Page 17 of 47 Pages


Hancock Park Acquisition, L.L.C.                Limited liability company formed to serve as the
                                                general partner of Hancock Park Acquisition, L.P.
                                                1629 Colonial Parkway
                                                Inverness, Illinois 60067
                                                Organized:  State of Illinois

Western Acquisition Partners, L.P.              Limited partnership formed to make
                                                investments primarily in equity securities of
                                                financial institutions.
                                                1629 Colonial Parkway
                                                Inverness, Illinois 60067
                                                Organized: State of Delaware

Western Acquisitions, L.L.C.                    Limited liability company formed to serve as
                                                the general partner of Western Acquisition
                                                Partners, L.P.
                                                1629 Colonial Parkway
                                                Inverness, Illinois 60067
                                                Organized:  State of Illinois

Pacific Financial  Investors, Ltd.              Limited liability company formed to make investments
                                                primarily in equity securities of
                                                financial institutions and to engage in all other lawful purposes.
                                                1824 Jefferson Place, N.W.
                                                Washington, D.C. 20036
                                                Organized:  State of Nevada




Page 18 of 47 Pages

INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR CONTROLLING PERSONS

NAME                                   PRINCIPAL OCCUPATION
ADDRESS                                BUSINESS ADDRESS                                      CITIZENSHIP
-------                                --------------------                                  -----------


Steven D. Hovde(1)                     Investment banker                                     U.S.
1629 Colonial Parkway                  Hovde Financial, Inc.
Inverness, Illinois 60067              1629 Colonial Parkway
                                       Inverness, Illinois 60067
                                       Investment banking firm

Eric D. Hovde(2)                       Investment banker                                     U.S.
1826 Jefferson Place, NW               Hovde Financial, Inc.
Washington, D.C. 20036                 1826 Jefferson Place, NW
                                       Washington, D.C. 20036
                                       Investment banking firm

Braddock J. LaGrua(3)                  Investment banker                                     U.S.
1826 Jefferson Place, NW               Hovde Financial, Inc.
Washington, D.C. 20036                 1826 Jefferson Place, NW
                                       Washington, D.C. 20036
                                       Investment banking firm

Gregory A. Mitchell(4)                 Investment banker                                     U.S.
1801 Oakland Blvd., Suite 259          Hovde Financial, Inc.
Walnut, CA 94596                       1801 Oakland Blvd.
                                       Suite 250
                                       Walnut, CA 94596


--------

(1) Steven D. Hovde is affiliated with the following Reporting Persons:
Chairman, CEO of Hovde Capital, Inc.; President, Treasurer of Hovde Capital, L.L.C.; Executive VP, Treasurer of Hancock Park Acquisition, L.L.C.; Executive VP, Treasurer of Western Acquisitions, L.L.C.

(2) Eric D. Hovde is affiliated with the following Reporting Persons: President of Hovde Capital, Inc.; Chairman and CEO of Hovde Capital, L.L.C.; President and Assistant Treasurer of Hancock Park Acquisition, L.L.C.; President and Assistant Treasurer of Western Acquisitions, L.L.C.

(3) Braddock J. LaGrua is affiliated with the following Reporting Persons:
Executive VP, Treasurer of Hovde Capital, Inc.

(4) Gregory A. Mitchell is affiliated with the following Reporting Persons: VP of Hovde Capital, L.L.C.; Senior VP of Hancock Park Acquisition, L.L.C.





Page 19 of 47 Pages

                                   SCHEDULE 2

            The following table sets forth the amount and source of funds used by each Reporting Person in acquiring the Shares beneficially owned by it.

                                                            AMOUNT
                                                            ORIGINALLY
                        TOTAL                               FINANCED/                           SOURCE OF
NAME                    CONSIDERATION                       CURRENT BALANCE                     FUNDS
----------------------------------------------------------------------------------------------------------------
Financial               $4,380,490.59                       $2,643,626,.07/                     Working Capital/
Institution                                                 $1,736,864.52                       Line of Credit*
Partners, L.P.

Hovde Capital,          $4,380,490.59                       $2,643,626,.07/                     Working Capital/
Inc.                                                        $1,736,864.52                       Line of Credit of
                                                                                                Affiliate*

Financial               $2,317,340.75                       $1,302,808.97/                      Working Capital/
Institution                                                 $1,014,531.78                       Line of Credit**
Partners II, L.P.

Hovde Capital,          $2,317,340.75                       $1,302,808.97/                      Working Capital/
L.L.C.                                                      $1,014,531.78                       Line of Credit of
                                                                                                Affiliate**

Hancock Park            $3,514,566.31                       $1,953,747.41/                      Working Capital/
Acquisition, L.P.                                           $1,560,818.90                       Line of Credit***

Hancock Park            $3,514,566.31                       $1,953,747.41/                      Working Capital/
Acquisition, L.L.C.                                         $1,560,818.90                       Line of Credit of
                                                                                                Affiliate***

Western                 $1,551,875.00                       $775,937.50/                        Working Capital/
Acquisition                                                 $775,937.50                         Line of Credit****
Partners, L.P.

Western                 $1,551,875.00                       $775,937.50/                        Working Capital/
Acquisitions, L.L.C.                                        $775,937.50                         Line of Credit of
                                                                                                Affiliate****

Pacific Financial       $2,537,956.65                       $1,826,567.40/                      Working Capital/
Investors, Ltd.                                             $711,389.25                         Line of Credit*****

--------------------------------------------------------------------------------

*$1,736,864.52 was financed through a line of credit with NationsBanc Montgomery Securities at Federal Funds rate +5/8.

**$1,014,531.78 was financed through a line of credit with NationsBanc Montgomery Securities at Federal Funds rate +5/8.

***$1,560,818.90 was financed through a line of credit with NationsBanc Montgomery Securities at Federal Funds rate +5/8.

****$775,937.50 was financed through a line of credit with NationsBanc Montgomery Securities at Federal Funds rate +5/8.

*****$711,389.25 was financed through a line of credit with NationsBanc Montgomery Securities at Federal Funds rate +5/8.




Page 20 of 47 Pages

                                   SCHEDULE 3

            The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership.

                                                                                                APPROXIMATE
NAME                                            NUMBER OF SHARES                                PERCENTAGE
----                                            ----------------                                ----------
Financial Institution                           881,146                                         4.54%
Partners, L.P.

Hovde Capital, Inc.                             881,146                                         4.54%

Financial Institution                           432,800                                         2.23%
Partners II, L.P.

Hovde Capital, L.L.C.                           432,800                                         2.23%

Hancock Park                                    651,260                                         3.35%
Acquisition, L.P.

Hancock Park                                    651,260                                         3.35%
Acquisition, L.L.C.

Western Acquisition                             140,000                                         0.72%
Partners, L.P.

Western Acquisitions,                           140,000                                         0.72%
L.L.C.

Pacific Financial                               608,867                                         3.14%
Investors, Ltd.

------------------------------------------------------------------------------------------------------
Aggregate Shares Held by                        2,714,073                                       13.98%
Reporting Persons




Page 21 of 47 Pages

                                   SCHEDULE 4

Description of Transactions in Shares Effected within 60 Days

The Reporting Persons effected the following transactions in the Shares within sixty (60) days of February 26, 1999:

-----------------------------------------------------------------------------------------------------------------------------
                        Transaction        Number of           Transaction         Transaction        Broker
                        Date               Shares              Price               Type
-----------------------------------------------------------------------------------------------------------------------------
Financial Institution
Partners, L.P.          12/31/98           190,000             $3.974              Sell               N/A*
                      -------------------------------------------------------------------------------------------------------

                      -------------------------------------------------------------------------------------------------------

                      -------------------------------------------------------------------------------------------------------

                      -------------------------------------------------------------------------------------------------------

                      -------------------------------------------------------------------------------------------------------

                      -------------------------------------------------------------------------------------------------------

                      -------------------------------------------------------------------------------------------------------

                      -------------------------------------------------------------------------------------------------------

                      -------------------------------------------------------------------------------------------------------

                      -------------------------------------------------------------------------------------------------------

                      -------------------------------------------------------------------------------------------------------

                      -------------------------------------------------------------------------------------------------------

                      -------------------------------------------------------------------------------------------------------

                      -------------------------------------------------------------------------------------------------------

                      -------------------------------------------------------------------------------------------------------

                      -------------------------------------------------------------------------------------------------------

                      -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------





Page 22 of 47 Pages

-----------------------------------------------------------------------------------------------------------------------------

                      -------------------------------------------------------------------------------------------------------

                      -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------
                        Transaction        Number of           Transaction         Transaction        Broker
                        Date               Shares              Price               Type
-----------------------------------------------------------------------------------------------------------------------------
Financial Institution
Partners II, L.P.       12/31/98           2,000               4.25                Sell               N/A**
                      -------------------------------------------------------------------------------------------------------
                        12/31/98           2,000               4.25                Sell               N/A**
                      -------------------------------------------------------------------------------------------------------
                        12/31/98           4,500               4.25                Sell               N/A**
                      -------------------------------------------------------------------------------------------------------
                        12/31/98           5,000               4.25                Sell               N/A**
                      -------------------------------------------------------------------------------------------------------
                        12/31/98           5,000               4.25                Sell               N/A**
                      -------------------------------------------------------------------------------------------------------
                        12/31/98           5,000               4.25                Sell               N/A**
                      -------------------------------------------------------------------------------------------------------
                        12/31/98           5,000               4.25                Sell               N/A**
                      -------------------------------------------------------------------------------------------------------
                        12/31/98           5,000               4.25                Sell               N/A**
                      -------------------------------------------------------------------------------------------------------
                        12/31/98           10,000              4.25                Sell               N/A**
                      -------------------------------------------------------------------------------------------------------
                        12/31/98           10,000              4.25                Sell               N/A**
                      -------------------------------------------------------------------------------------------------------
                        12/31/98           15,000              4.25                Sell               N/A**
                      -------------------------------------------------------------------------------------------------------
                        12/31/98           25,000              4.25                Sell               N/A**
                      -------------------------------------------------------------------------------------------------------
                        12/31/98           30,000              4.25                Sell               N/A**
                      -------------------------------------------------------------------------------------------------------
                        12/31/98           50,000              4.25                Sell               N/A**
                      -------------------------------------------------------------------------------------------------------
                        12/31/98           202,667             4.25                Sell               N/A**
                      -------------------------------------------------------------------------------------------------------

                      -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------
                        Transaction        Number of           Transaction         Transaction        Broker
                        Date               Shares              Price               Type
-----------------------------------------------------------------------------------------------------------------------------
Pacific Financial
Investors, Ltd.         1/20/99            8,000               $4.3125             Buy                Jeffries & Co.
                      -------------------------------------------------------------------------------------------------------
                        1/19/99            19,000              $4.3125             Buy                Jeffries & Co.
-----------------------------------------------------------------------------------------------------------------------------





Page 23 of 47 Pages

-----------------------------------------------------------------------------------------------------------------------------
                        1/15/99            15,700              $4.3125             Buy                Jeffries & Co.
                      -------------------------------------------------------------------------------------------------------
                        12/31/98           190,000             $3.974              Buy                N/A*
                      -------------------------------------------------------------------------------------------------------
                        12/31/98           376,167             $4.25               Buy                N/A**
-----------------------------------------------------------------------------------------------------------------------------



* The December 31, 1998 transaction constituted a transfer of the Shares from Financial Institution Partners, L.P. to Pacific Financial Investors, Ltd.

** The December 31, 1998 transaction constituted a transfer of the Shares from Financial Institution Partners II, L.P. to Pacific Financial Investors, Ltd.




Page 24 of 47 Pages

                                  EXHIBIT INDEX

                                                                                                Page

Exhibit A               Consent Agreement to 17 C.F.R. Section 13d-1(f)(1)                      27

Exhibit B               [OMITTED - - FILED PURSUANT TO REQUEST FOR
                        CONFIDENTIAL TREATMENT] (Incorporated by reference to
                        Amendment No. 3, filed with the Commission on December
                        4, 1998)](5)

Exhibit C -             Customer Agreement between NationsBanc Montgomery
                        Securities and Financial Institution Partners II, L.P.
                        (Incorporated by reference to Amendment No. 3, filed
                        with the Commission on December 4, 1998)

Exhibit D -             Prime Broker Agreement between NationsBanc
                        Montgomery Securities and Financial Institution
                        Partners II, L.P. (Incorporated by reference to
                        Amendment No. 3, filed with the Commission on
                        December 4, 1998)

Exhibit E -             Partnership Agreement between NationsBanc
                        Montgomery Securities and Financial Institution
                        Partners II, L.P. (Incorporated by reference to
                        Amendment No. 3, filed with the Commission on
                        December 4, 1998)

Exhibit F -             Customer Agreement between NationsBanc
                        Montgomery Securities and Financial Institution
                        Partners, L.P. (Incorporated by reference to
                        Amendment No. 3, filed with the Commission on
                        December 4, 1998)

Exhibit G -             Prime Broker Agreement between NationsBanc
                        Montgomery Securities and Financial Institution
                        Partners, L.P. (Incorporated by reference to
                        Amendment No. 3, filed with the Commission on
                        December 4, 1998)

Exhibit H -             Partnership Agreement between NationsBanc
                        Montgomery Securities and Financial Institution
                        Partners, L.P. (Incorporated by reference to
                        Amendment No. 3, filed with the Commission on
                        December 4, 1998)

-------------
(5) Portions of Exhibit 5 have been omitted pursuant to a request for confidential treatment of information in accordance with Rule 24b-2 of the Securities and Exchange Act of 1934.

Page 25 of 47 Pages

Exhibit I -             Customer Agreement between NationsBanc
                        Montgomery Securities and Hancock Park
                        Acquisition, L.P. (Incorporated by reference to
                        Amendment No. 3, filed with the Commission on
                        December 4, 1998)

Exhibit J -             Prime Broker Agreement between NationsBanc
                        Montgomery Securities and Hancock Park
                        Acquisition, L.P. (Incorporated by reference to
                        Amendment No. 3, filed with the Commission on
                        December 4, 1998)

Exhibit K -             Partnership Agreement between NationsBanc
                        Montgomery Securities and Hancock Park
                        Acquisition, L.P. (Incorporated by reference to
                        Amendment No. 3, filed with the Commission on
                        December 4, 1998)

Exhibit L -             Customer Agreement between NationsBanc
                        Montgomery Securities and Western Acquisition
                        Partners, L.P. (Incorporated by reference to
                        Amendment No. 3, filed with the Commission on
                        December 4, 1998)

Exhibit M -             Prime Broker Agreement between NationsBanc
                        Montgomery Securities and Western Acquisition
                        Partners, L.P. (Incorporated by reference to
                        Amendment No. 3, filed with the Commission on
                        December 4, 1998)

Exhibit N -             Partnership Agreement between NationsBanc
                        Montgomery Securities and Western Acquisition
                        Partners, L.P. (Incorporated by reference to
                        Amendment No. 3, filed with the Commission on
                        December 4, 1998)

Exhibit O -             Customer Agreement between NationsBanc
                        Montgomery Securities and Pacific Financial
                        Investors, Ltd. (Incorporated by reference to Amendment
                        No. 5, filed with the Commission on January 25, 1999)

Exhibit P -             Prime Broker Agreement between NationsBanc
                        Montgomery Securities and Pacific Financial
                        Investors, Ltd. (Incorporated by reference to Amendment
                        No. 5, filed with the Commission on January 25, 1999)

Exhibit Q -             Partnership Agreement between NationsBanc
                        Montgomery Securities and Pacific Financial
                        Investors, Ltd. (Incorporated by reference to Amendment
                        No. 5, filed with the Commission on January 25, 1999)

Exhibit R -             Record Holder Advance Notice Pursuant to Section 1.11        29
                        of the Company's By-Laws

Exhibit S -             Beneficial Holder Advance Notice Pursuant to Section         45
                        1.11 of the Company's By-Laws




Page 26 of 47 Pages

                                                                    EXHIBIT A

           Consent Agreement Pursuant to 17 C.F.R. Section 13d-1(f)(1)

            Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(f)(1) with respect to his/its beneficial ownership of the shares of the Issuer.

                                  FINANCIAL INSTITUTION PARTNERS, L.P., by its
                                  General Partner, HOVDE CAPITAL, INC.

                                  By:      /s/  Eric D. Hovde
                                      -------------------------------------
                                          Eric D. Hovde
                                  Its:    President

                                  HOVDE CAPITAL, INC.

                                  By:      /s/  Eric D. Hovde
                                      -------------------------------------
                                          Eric D. Hovde
                                  Its:    President

                                  FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.

                                  By:     /s/  Eric D. Hovde
                                      -------------------------------------
                                          Eric D. Hovde
                                  Its:    Managing Member

                                  HOVDE CAPITAL, L.L.C.

                                  By:      /s/  Eric D. Hovde
                                      -------------------------------------
                                          Eric D. Hovde
                                  Its:    Managing Member

                                  HANCOCK PARK ACQUISITION, L.P., by its
                                  General Partner, HANCOCK PARK ACQUISITION,
                                  L.L.C.

                                  By:      /s/  Eric D. Hovde
                                      -------------------------------------
                                          Eric D. Hovde
                                  Its:    Member

                                  HANCOCK PARK ACQUISITION, L.L.C.

                                  By:      /s/  Eric D. Hovde
                                      -------------------------------------
                                          Eric D. Hovde
                                  Its:    Member

Page 27 of 47 Pages

                                  WESTERN ACQUISITION PARTNERS, L.P., by its
                                  General Partner, WESTERN ACQUISITIONS, L.L.C..

                                  By:      /s/  Eric D. Hovde
                                      -------------------------------------
                                          Eric D. Hovde
                                  Its:    Managing Member

                                  WESTERN ACQUISITIONS, L.L.C.

                                  By:      /s/  Eric D. Hovde
                                      -------------------------------------
                                          Eric D. Hovde
                                  Its:    Managing Member

                                  PACIFIC FINANCIAL INVESTORS, LTD.

                                  By:      /s/  Eric D. Hovde
                                      -------------------------------------
                                          Eric D. Hovde
                                  Its:    Managing Member




Dated: 2/26/99
Page 28 of 47 Pages

                                                                       EXHIBIT R



                                   Cede & Co.
                        c/o The Depository Trust Company
                           55 Water Street, 50th Floor
                            New York, New York 10041


                                February 25, 1999


Bank Plus Corporation
4565 Colorado Boulevard
Los Angeles, California  90039

Attention:  Corporate Secretary

       Re: Notice of Director Nomination and Proposed Business for the 1999 Annual Meeting of Stockholders of Bank Plus Corporation

Dear Sir or Madam:

              Cede & Co., the nominee of The Depository Trust Company ("DTC"), is a holder of record of shares of common stock, par value $0.01 per share (the "Common Stock"), of Bank Plus Corporation, a Delaware corporation (the "Company"). DTC has been informed by its Participant, NationsBanc Montgomery Securities ("Participant"), that on the date hereof 2,690,073 of such shares (the "Shares") credited to Participant's DTC account are beneficially owned by Financial Institution Partners, L.P., Financial Institution Partners II, L.P., Hancock Park Acquisition, L.P., Western Acquisition Partners, L.P., Hovde Capital, Inc., Hovde Capital, L.L.C., Hancock Park Acquisition, L.L.C., Western Acquisitions, L.L.C. and Pacific Financial Investors, Ltd. (collectively, "PFI"), customers of Participant.

              At the request of Participant, on behalf of PFI and in accordance with the provisions of Article I, Section 1.11 of the Amended and Restated By-Laws of the Company (the "By-Laws"), Cede & Co., as holder of record of the above-referenced Shares, and PFI, as beneficial owner of the above-referenced Shares, do hereby provide notice to the Company that PFI nominates Eric D. Hovde (sometimes referred to herein as the "Nominee") for election to the Company's Board of Directors at the 1999 Annual Meeting of Stockholders of the Company (including any adjournment, postponement or rescheduling thereof, the "Annual Meeting"). PFI intends to solicit proxies with respect to the election of Mr. Hovde.

              It is our understanding that the stockholders of the Company will be asked to elect two directors at the Annual Meeting, each to serve for a three-year term ending on the date of the annual meeting of stockholders of the Company to be held in 2002 (the "2002 Annual Meeting"). Accordingly, Mr. Hovde is being nominated for election to a three-year term ending on the date of the 2002 Annual Meeting. PFI reserves the right to nominate a substitute person for election as a director in the event that the Nominee is unable or unwilling to serve as a director or the Company makes or announces any change to the By-Laws or takes or announces any other actions that are designed to, or have the effect of, disqualifying the Nominee.

              The companies constituting PFI intend to contribute the shares of Common Stock beneficially owned by them (other than a limited number of shares to be retained by Pacific Financial Investors, Ltd. ("PFI Ltd.")) to Pacific Financial Investors, L.P. ("PFI LP"), a Delaware limited partnership of which PFI Ltd. is the general partner. Accordingly, on February 22, 1999, PFI submitted an application to the Office of Thrift Supervision (the "OTS") under the Savings and Loan Holding Company Act, as amended (the "Act"), seeking the requisite approval under the Act for PFI LP and PFI Ltd. to become savings and loan holding companies by virtue of their proposed ownership interest in the Company. PFI reserves the right, subject to receipt of the requisite approval of the OTS under the Act, (1) subject to any limitation resulting from an equitable and proper application of the By-Laws, to nominate additional nominees to fill a director's position, (2) to nominate additional nominees to fill any director positions created by the Board of Directors of the Company prior to or at the Annual Meeting, or (3) to designate any such nominees as nominees with respect to any class or classes of directors to be elected at the Annual Meeting.

              At the request of Participant, on behalf of PFI and in accordance with the provisions of Article I, Section 1.11 of the By-Laws, Cede & Co., as holder of record of the above-referenced Shares, and PFI, as beneficial owner of the above-referenced Shares, do hereby provide notice to the Company that PFI also intends to propose for stockholder approval at the Annual Meeting, contingent upon receipt of the requisite approval of the OTS under the Act prior to the date of the Annual Meeting, resolutions effecting the following actions (collectively, the "Proposals"):

              1. An amendment to Section 1.2 of the By-Laws to provide that special meetings of stockholders shall be called by the Secretary of the Company at the request of holders of 10% or more of the outstanding voting stock of the Company, that such meeting shall be held not less than 60 nor more than 75 days following receipt of such stockholder request, and that Section

                     1.2 as so amended may not be modified, amended or repealed by the Board of Directors except by a unanimous vote of the members of the Board of Directors; and

              2. An amendment to Section 1.11 of the By-Laws to provide that any stockholder or stockholders seeking to call a special meeting of stockholders for the purpose of nominating persons for election to the Board of Directors and/or proposing the transaction of any business need not comply with any advance notice provisions contained in the By-Laws, including Section 1.11, and that Section 1.11 as so amended may not be modified, amended or repealed by the Board of Directors except by a unanimous vote of the members of the Board of Directors.

The full text of the Proposals is set forth on Exhibit B to this letter.

              PFI intends to seek stockholder approval of the Proposals because it believes that the members of the current Board of Directors of the Company have continually failed to be responsive to concerns raised by the Company's stockholders. The Company has posted poor financial results in recent fiscal periods, and its stock price performance has been extremely poor. PFI believes the current Board of Directors has not adequately addressed the severe decline in stockholder value. The Proposals are intended to enhance the ability of stockholders of the Company to secure representation on the Board of Directors by removing impediments to the ability of stockholders to elect directors.

              More specifically, the purposes of the proposed amendment to
Section 1.2 of the By-Laws are to restore the right of the stockholders to call a special meeting of stockholders and to assure stockholders that such meeting is promptly held. The 10% ownership threshold necessary to call a special meeting is identical to the threshold contained in a similar provision removed from the By-Laws by the Board of Directors in January, and ensures that stockholders holding a substantial stake in the Company will have the ability to call a stockholders meeting. This By-Law promotes the ability of stockholders to call special meetings, while not subjecting the Company to unreasonable demands. The purpose of the proposed amendment to Section 1.11 of the By-Laws is to remove any procedural impediments to the stockholders' ability to elect directors and propose business at special meetings initiated by stockholder request.



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


              PFI's interest in the election of the Nominee and the approval by stockholders of the Proposals is derived from its ownership of the Shares. As an executive officer and principal of each of the entities comprising PFI and the entities controlling those entities, Mr. Hovde may be deemed to control PFI; if elected, Mr. Hovde can be expected to be paid directors' fees and to receive other compensation from the Company.

              The address of each of Financial Institution Partners, L.P., Financial Institution Partners II, L.P., Hancock Park Acquisition, L.P., and Western Acquisition Partners, L.P. is 1629 Colonial Parkway, Inverness, Illinois 60067. The address of Pacific Financial Investors, Ltd. is 1824 Jefferson Place, NW, Washington, D.C. 20036. As of the date of this letter, Financial Institution Partners, L.P., Financial Institution Partners II, L.P., Hancock Park Acquisition, L.P., Western Acquisition Partners, L.P., and Pacific Financial Investors, Ltd. beneficially own 881,146; 432,800; 651,260; 140,000; and 608,867
shares of Common Stock, respectively. At least 2,690,073 of such shares are held of record by Cede & Co.

              In connection with its solicitation of proxies from the Company's stockholders for the election of the Nominee and the approval of the Proposals, PFI intends to prepare and deliver its own proxy materials, in accordance with applicable law, to all holders of record of Common Stock entitled to vote at the Annual Meeting. Accordingly, this letter constitutes a "Solicitation Notice" as contemplated by Section 1.11 of the By-Laws.

              This letter also constitutes notice under Rule 14a-4(c)(2)(i) that PFI intends to deliver a proxy statement and form of proxy to holders of at least the percentage of the Company's voting shares required under applicable law to carry the Proposals.

              Set forth on Exhibit A to this letter in accordance with Section
1.11 of the By-Laws is all information relating to the Nominee as would be required to be disclosed in a solicitation of proxies for the election of such person as a director pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. The Nominee has consented to serve as a director of the Company if so elected, and enclosed with this letter is an executed letter from the Nominee consenting to be named in the proxy materials and to serve as a director of the Company if so elected at the Annual Meeting.

              While Cede & Co. has provided this notice pursuant to Section 1.11 of the By-Laws in its capacity as stockholder of record of the Shares, it does so only at the request of the Participant, and only as a nominal party for the true party in interest, PFI. Cede & Co. has no interest in this matter other than to take those steps which are neces-sary to ensure that PFI is afforded its rights as the beneficial owner of the Shares, and Cede & Co. assumes no further responsibility in this matter.

              This notice fully complies with the applicable provisions of the By-Laws. Any claim that this notice is in any way defective or deficient, and all further correspondence on this matter, should be addressed to PFI, c/o Eric
D. Hovde, 1824 Jefferson Place, NW, Washington, D.C. 20036, with a copy to Fred
B. White, III, at Skadden, Arps, Slate, Meagher & Flom LLP, 919 Third Avenue, New York, NY 10022, so that there is adequate opportunity to address such claim in a timely fashion. The giving of this notice is not an admission that the procedures set forth in the By-Laws are legal, valid or binding, and at the request of the Participant and on behalf of PFI, the undersigned reserves all rights to challenge their validity and to assert a claim for any damages or costs the Participant or PFI may sustain or incur, including attorneys' fees, in the event of any dispute concerning the validity of this notice or the By-Laws.

                               Very truly yours,

                                       CEDE & CO.

                                       By:  /s/ John Scheurman
                                          --------------------------------------
                                          Name: John Scheurman
                                          Title: Partner

                                                                       EXHIBIT A

                               NOMINEE INFORMATION

                       NOMINEE INFORMATION: ERIC D. HOVDE

(A)    Name:                 Eric D. Hovde
       ----

       Age:                  34 (born 4/27/64)
----------

       Business Address:     1824 Jefferson Place, NW
-----------------------      Washington, D.C. 20036

       Residence Address:    2000 North Adams Street
------------------------     Arlington, VA 22201

       Business Telephone:   (202) 775-8109
-------------------------
(B) Eric D. Hovde has been President and Director of Hovde Financial, Inc., since May, 1987. Hovde Financial, Inc. is a nationally recognized investment banking firm, specializing in mergers and acquisitions of banks, thrifts and their holding companies. Hovde Financial, Inc., headquartered in Washington, D.C., has offices in Inverness, Illinois, Walnut Creek, California and Las Vegas, Nevada.

(C) Class, Series and Number of Shares of Capital Stock of Bank Plus Corporation (the "Company") beneficially owned: 2,714,073 shares of common stock, par value $0.01, of the Company. The shares are held through various entities as described in the Amendment No. 6 to the
       Schedule 13D dated February 22, 1999 as filed by PFI ("Schedule 13D").

(D) Certain other information relating to Mr. Hovde that is required to be disclosed in solicitations of proxies for election of directors pursuant to the Rules and Regulations of the Securities and Exchange Commission under Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

Present Principal Occupation or Employment and Five-Year Employment History:
----------------------------------------------------------------------------
  Occupation, Pos-   Names & Addresses      Principal Busi-    Ending Dates of
  ition, Office or   of Corporation or      ness of Corpora-   Employment, Of-
  Employment         Organization           tion or            fice or
                                            Organization       Position Held
  President and      Hovde Financial, Inc.  Investment Bank    1987 - present
  Director of Hovde  1824 Jefferson Place,
  Financial, Inc.    NW
                     Washington, D.C.
                     20036

All positions and offices with the Company held by the Nominee: None

Directorships held in companies with a class of securities registered pursuant to the requirements of Section 15(d) of that Act or companies registered as investment companies under the Investment Company Act of 1940 and years of service:

Hancock Savings Bank, F.S.B. (acquired by the Company 7/97) - 8/96 - 7/97 West Coast Bancorp - 1997 - Present

(E) During the past five years (except with respect to item (b) below for which the time period is during the past ten years), Mr. Hovde has not:

       a. had a petition under the Federal bankruptcy laws or any state insolvency law filed by or against him, or a receiver, fiscal agent or similar officer appointed by a court for the business or property of Mr. Hovde, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

       b. been convicted in a criminal proceeding or named a subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

       c. been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities:

              (i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, saving and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with any activity;

              (ii)   engaging in any type of business practice;

              (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or state securities laws or Federal commodities laws;

       d. been the subject of any order, judgment or decree not subsequently reversed, suspended or vacated, of any Federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of Mr. Hovde to engage in any activity described in paragraph c above, or to be associated with persons engaged in any such activity;

       e. been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any Federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended or vacated; or

       f. been found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

(F) With respect to the shares of Common Stock beneficially owned through PFI, no part of the purchase price or market value of any such shares is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities, except as set forth in the Schedule 13D.

(G) Mr. Hovde is not and has not been within the past year a party to any contract, arrangement or understanding with any person with respect to any securities of the Company other than as set forth in the Schedule 13D.

(H) There has been no transaction, or series of similar transactions, since the beginning of the Company's last fiscal year, or any currently proposed transaction, or series of similar transaction to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and to which Mr. Hovde had, or will have, a direct or indirect material interest.

(I) Mr. Hovde has no arrangement or understanding with any person (1) with respect to any future employment by the Company or its affiliates or (2) with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

(J) Mr. Hovde has not been indebted to the Company or any of its subsidiaries at any time since the beginning of the Company's last fiscal year.

(K) No relationship of the type set forth in Item 404(b) of Regulation S-K between Mr. Hovde and the Company or between any entity with which Mr. Hovde is affiliated and the Company exists or has existed during the Company's last fiscal year, or exists or is proposed to exist during the Company's current fiscal year.

(L) Mr. Hovde has not received compensation, in any form, through the date hereof for services rendered to the Company or its subsidiaries during the Company's last fiscal year, and no compensation is currently expected to be paid to any of them by the Company in the future.

(M) No corporation or organization by which Mr. Hovde is or was employed during the past five years is a parent, subsidiary or other affiliate of the Company.

(N) Attached hereto is a schedule setting forth all securities of the Company which Mr. Hovde (through PFI) purchased or sold within the past two years, the dates on which such securities were purchased or sold and the amount purchased or sold on each such date.

(O) Other than as set forth above, no other information relating to Mr. Hovde would be required to be disclosed in a solicitation of proxies for his election as a director pursuant to Regulation 14A under the Exchange Act.

TRANSACTION DATE                        NUMBER OF SHARES PURCHASED
                                        (OR SOLD)
1/20/99                                 8,000

1/19/99                                 19,000

1/15/99                                 15,700

12/31/98                                (190,000)

12/31/98                                (202,667)

12/31/98                                (30,000)

12/31/98                                (5,000)

12/31/98                                (10,000)

12/31/98                                (2,000)

12/31/98                                (4,500)

12/31/98                                (5,000)

12/31/98                                (5,000)

12/31/98                                (15,000)

12/31/98                                (10,000)

12/31/98                                (2,000)

12/31/98                                (25,000)

12/31/98                                (5,000)

12/31/98                                (5,000)

12/31/98                                (50,000)

12/31/98                                190,000

12/31/98                                376,167

12/18/98                                (700)

12/18/98                                29,500

12/18/98                                1,000

12/17/98                                100

12/16/98                                28,000

12/16/98                                10,000

12/16/98                                82,700

12/14/98                                946

12/14/98                                2,500

12/11/98                                1,200

12/11/98                                25,000

12/10/98                                100,000

12/10/98                                6,100

12/09/98                                55,600

12/09/98                                54,600

12/08/98                                93,600

12/07/98                                95,900

12/04/98                                100,000

12/03/98                                21,800

12/02/98                                33,300

11/24/98                                110,000

11/24/98                                186,000

11/24/98                                (3,194)

11/24/98                                (178,000)

11/24/98                                (3,110)

11/24/98                                (1,696)

11/19/98                                40,000

11/17/98                                15,000

11/12/98                                15,300

10/14/98                                402,400

8/11/98                                 130,000

8/10/98                                 50,000

8/07/98                                 5,000

8/07/98                                 5,000

8/06/98                                 45,000

8/05/98                                 95,000

8/04/98                                 2,500

8/03/98                                 15,000

8/03/98                                 4,000

7/31/98                                 20,000

7/31/98                                 10,000

7/31/98                                 25,000

7/31/98                                 27,500

7/24/98                                 50,000

7/23/98                                 5,000

7/22/98                                 5,000

7/15/98                                 25,000

6/30/98                                 2,000

6/17/98                                 15,000

6/04/98                                 10,000

6/03/98                                 15,000

6/03/98                                 10,000

6/01/98                                 5,000

5/26/98                                 5,000

5/22/98                                 2,000

5/22/98                                 4,500

5/21/98                                 5,000

5/21/98                                 5,000

5/07/98                                 5,000

4/20/98                                 (10,000)

4/09/98                                 (10,000)

4/08/98                                 (30,000)

3/24/98                                 (17,500)

3/24/98                                 (30,000)

3/20/98                                 (5,000)

3/20/98                                 (5,000)

3/19/98                                 (20,000)

3/19/98                                 (25,000)

11/28/97                                5,000

11/19/97                                40,000

11/19/97                                10,000

11/19/97                                10,000

11/18/97                                10,000

11/13/97                                25,000

11/13/97                                15,000

11/01/97                                41,667

10/31/97                                20,000

10/28/97                                7,500

9/26/97                                 53,500

9/11/97                                 60,000

9/10/97                                 25,000

9/08/97                                 15,000

8/29/97                                 367

8/29/97                                 3,675

8/22/97                                 2,827

8/22/97                                 28,269

8/18/97                                 1,696

8/18/97                                 16,961

8/08/97                                 3,110

8/08/97                                 31,095

                                 NOMINEE CONSENT



                                February 26, 1999



Bank Plus Corporation
4565 Colorado Boulevard
Los Angeles, CA 90039

Attention:  Corporate Secretary

Gentlemen:

       You are hereby notified that the undersigned consents to (i) being named as a nominee in a proxy statement soliciting proxies for his election as a director of Bank Plus Corporation at its 1999 Annual Meeting of Stockholders and
(ii) serving as a director of Bank Plus Corporation if elected.


                                             Very truly yours,

                                             /s/ Eric D. Hovde

                                             Eric D. Hovde

                                                                       EXHIBIT B

               PROPOSALS FOR CONSIDERATION AT 1999 ANNUAL MEETING

1.     PROPOSED AMENDMENT TO SECTION 1.2 OF ARTICLE I

              RESOLVED, that Section 1.2 of Article I of the Company's By-Laws be amended by adding the following after the last sentence thereof:

                     "A special meeting of stockholders shall be called by the
              Secretary upon the written request of stockholders who together own of record ten percent (10%) or more of the outstanding capital stock of the Corporation entitled to vote at such meeting. Such request shall state the purpose or purposes of the proposed meeting. Upon receipt of such stockholder request, the Board of Directors shall determine a date, place and time for such meeting, which date shall be not less than sixty (60) nor more than seventy five (75) days following receipt of such request. Following such receipt and determination, notice of such meeting shall be delivered to the stockholders entitled to vote at such meeting in accordance with Section 1.3 of this Article I. This Section 1.2 may not be modified, amended or repealed by the Board of Directors except by a unanimous vote of the members of the Board of Directors."

2.     PROPOSED AMENDMENT TO SECTION 1.11 OF ARTICLE I

              RESOLVED, that Section 1.11 of Article I of the Company's By-Laws be amended by adding the following paragraph after the last sentence thereof:

                     "Notwithstanding anything contained in these by-laws, any
              stockholder or stockholders seeking to call a special meeting of stockholders for the purpose of nominating persons for election to the Board of Directors and/or proposing the transaction of any business need not comply with any advance notice provisions contained in these by-laws, including any provisions contained in this Section 1.11. This Section 1.11 may not be modified, amended or repealed by the Board of Directors except by a unanimous vote of the members of the Board of Directors."

                                                                      EXHIBIT S


                           1824 Jefferson Place, N.W.
                              Washington, DC 20036


                                February 26, 1999


VIA FACSIMILE AND MESSENGER

Bank Plus Corporation
4565 Colorado Boulevard
Los Angeles, California  90039

Attention:  Corporate Secretary

       Re: Notice of Director Nomination and Proposed Business for the 1999 Annual Meeting of Stockholders of Bank Plus Corporation

Dear Sir or Madam:

       Attached hereto is a letter dated of even date herewith addressed to you and delivered on behalf of the undersigned from Cede & Co. as the record holders of 2,714,073 shares of the common stock, par value $0.01 per share, of Bank Plus Corporation (the "Company") beneficially owned by the undersigned. Such letter constitutes an advance notice (including a "Solicitation Notice" as that term is defined in Section 1.11 of the Company's By-Laws (the "By-Laws")) as contemplated by Section 1.11 of the By-Laws. Because the provisions of Section
1.11 of the By-Laws are extraordinarily vague and ambiguous, and in the event that you interpret such provisions to require that a beneficial owner must provide the advance notice contemplated thereby, we hereby notify and advise you of all of the matters set forth in the attached letter, which hereby is incorporated by reference herein.

                                   Very truly yours,

                                   FINANCIAL INSTITUTION PARTNERS, L.P., by its General Partner, HOVDE CAPITAL, INC.

                                   By:  /s/ Eric D. Hovde
                                      ------------------------------------------
                                      Name:  Eric D. Hovde
                                      Title: President

Bank Plus Corporation
February 26, 1998
Page 2



                                   HOVDE CAPITAL, INC.

                                   By: /s/ Eric D. Hovde
                                      ------------------------------------------
                                      Name:  Eric D. Hovde
                                      Title: President

                                   FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.

                                   By: /s/ Eric D. Hovde
                                      ------------------------------------------
                                      Name:  Eric D. Hovde
                                      Title: Managing Member

                                   HOVDE CAPITAL, L.L.C.

                                   By: /s/ Eric D. Hovde
                                      ------------------------------------------
                                      Name:  Eric D. Hovde
                                      Title: Managing Member

                                   HANCOCK PARK ACQUISITION, L.P.,
                                   by its General Partner, HANCOCK PARK
                                   ACQUISITION, L.L.C.

                                   By: /s/ Eric D. Hovde
                                      ------------------------------------------
                                      Name:  Eric D. Hovde
                                      Title: Member

                                   HANCOCK PARK ACQUISITION, L.L.C.

                                   By: /s/ Eric D. Hovde
                                      ------------------------------------------
                                      Name:  Eric D. Hovde
                                      Title: Member

Bank Plus Corporation
February 26, 1998
Page 3



                                   WESTERN ACQUISITION PARTNERS, L.P.,  by its
                                   General Partner, WESTERN ACQUISITIONS, L.L.C.

                                   By: /s/ Eric D. Hovde
                                      ------------------------------------------
                                      Name:  Eric D. Hovde
                                      Title: Managing Member

                                   WESTERN ACQUISITIONS, L.L.C.

                                   By: /s/ Eric D. Hovde
                                      ------------------------------------------
                                      Name:  Eric D. Hovde
                                      Title: Managing Member

                                   PACIFIC FINANCIAL INVESTORS, LTD.

                                   By: /s/ Eric D. Hovde
                                      ------------------------------------------
                                      Name:  Eric D. Hovde
                                      Title: Managing Member